

August 22, 2023

Dominic Blosil
Chief Financial Officer
Traeger, Inc.
1215 E Wilmington Ave.
Suite 200
Salt Lake City, UT 84106

>        **Re: Traeger, Inc.**
>            **Form 10-K for Fiscal Year Ended December 31, 2022**
>            **Form 8-K**
>            **Filed March 16, 2023**
>            **File No. 001-40694**

Dear Dominic Blosil:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Macroeconomic Conditions, page 53

1.   We note your disclosure that macroeconomic pressures have resulted in a decline in your revenue in 2022 and that such pressures persisted through the first two quarters of 2023. We also note your disclosure indicating that supply chain constraints have led to higher product component and freight costs which appear to have contributed to reduced customer demand for your products. In future annual and quarterly filings, please provide more robust disclosures that quantify the impact these factors had on your results of operations during each period presented. Please also revise future filings to address the steps you are taking, if any, to mitigate these negative factors, including whether mitigating efforts may introduce new material risks, including those related to product

quality or reliability.

Results of Operations, page 56

2.      Your disclosure indicates that revenue from grills decreased by $188.8 million year over year due to lower unit volume, partially offset by a higher average selling price. Please revise future annual and quarterly filings to quantify the impact that changes in unit volume and average selling price had on revenue during the each period presented.  In addition, revise future annual and quarterly filings to provide a more comprehensive explanation of the reasons for changes in unit volume.  This comment is also applicable to your disclosure and discussion of changes in revenue related to consumables and accessories.

Liquidity and Capital Resources
Cash Flows from Operating Activities, page 60

3.      Please revise future annual and quarterly filings to provide a more informative discussion and analysis of cash flows from operating activities, specifically address the factors that resulted in changes in working capital components during each period presented.  In doing so, explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows and to ensure your disclosures are not merely a recitation of changes evident from your financial statements.  Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Policies and Estimates
Valuation of Goodwill and Acquired Intangible Assets
Goodwill, page 64

4.      We note you recorded a $222 million goodwill impairment charge during the year ended December 31, 2022 and the remaining goodwill balance at December 31, 2022 is $78 million which could result in an additional material charge if it is also determined to be impaired.  Please refer to Item 303(b)(3) of Regulation S-K and expand your disclosures in future filings to address the following:
   •   provide a more detailed description of the key assumptions you used to estimate fair value, including how the key assumptions were determined;
   •   discuss the degree of uncertainty associated with the key assumptions, including material changes in the key assumptions during the periods presented;
   •   describe the potential events and/or changes in circumstances that could result in additional impairment charges; and
   •   disclose the percentage by which your estimated fair value exceeds your carrying value as of the date of your most recent impairment test.

Dominic Blosil
Traeger, Inc.
August 22, 2023
Page 3

<u>Consolidated Financial Statements</u>
<u>Consolidated Statements of Cash Flows, page F-7</u>

5.    In regard to the payment of acquisition related contingent consideration, please explain to us, and clarify in future filings, the difference between the amount included in the statement of cash flows and the amount included in your footnote disclosure on page F-31.

<u>Form 8-K Filed March 16, 2023</u>

<u>Exhibit 99.1</u>
<u>Reconciliations of and Other Information Regarding Non-GAAP Financial Measures , page 13</u>

6.    In regard to the adjustment for Non-routine legal expenses, please tell us the specific nature of the expenses you excluded and explain to us how you identify routine and non-routine legal expenses.  Although legal expenses may vary period to period, it appears to us they are a normal operating expense necessary to operate your business.  Please more fully explain to us why you believe adjusting non-GAAP performance measures for cash operating costs that are necessary to operate your business is appropriate based on the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures or tell us how you plan to revise your non-GAAP performance measures in future filings.

7.    We refer to your presentation of Adjusted net income (loss).  Please tell us, and revise future filings to more clearly explain, how the income tax effects are calculated and how you determined they comply with Question 102.11 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures which requires non-GAAP financial measures to include current and deferred income tax expense commensurate with the non-GAAP measure of profitability.  Please specifically explain the reasons for minimal tax effects in periods you reported GAAP losses but non-GAAP adjusted net income, for example FY 2021 and interim periods in FY 2023 and FY 2022.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing